As Filed With the Securities and Exchange Commission on August 12, 2004

                                                     Registration No. 333-117972
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM F-9
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                                HUSKY ENERGY INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          ALBERTA, CANADA                         1311                           NOT APPLICABLE
(PROVINCE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER IDENTIFICATION NO.,
  INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)               IF APPLICABLE)

                             ----------------------
                 707 - 8TH AVENUE S.W., P.O. BOX 6525 STATION D
                        CALGARY, ALBERTA, CANADA, T2P 3G7
                                 (403) 298-6111

   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             ----------------------
                    CT CORPORATION SYSTEM, 111 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10011
                                 (212) 894-8400

       (NAME, ADDRESS AND TELEPHONE NUMBER (INCLUDING AREA CODE) OF AGENT
                        FOR SERVICE IN THE UNITED STATES)

                             ----------------------
                                   COPIES TO:

              ANDREW J. FOLEY                               DANIEL G. KOLIBAR
PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP           BORDEN LADNER GERVAIS LLP
        1285 AVENUE OF THE AMERICAS                       1000 CANTERRA TOWER
         NEW YORK, N.Y. 10019-6064                       400 THIRD AVENUE S.W.
               (212) 373-3000                           CALGARY, ALBERTA, CANADA
                                                                T2P 4H2
                                                             (403) 232-9500

                             ----------------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

                           PROVINCE OF ALBERTA, CANADA
                (PRINCIPAL JURISDICTION REGULATING THIS OFFERING)

It is proposed that this filing shall become effective (check appropriate box below):

A. |_| upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.  |X|  at some future date (check appropriate box below)
    1.   |_|   pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
    2.   |_|   pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7
               calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
    3.   |X|   pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
    4.   |_|   after the filing of the next amendment to this Form (if
               preliminary material is being filed).
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.|X|

                             ----------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE ACT, MAY DETERMINE.

================================================================================

                                     PART I

                           INFORMATION REQUIRED TO BE
                       DELIVERED TO OFFEREES OR PURCHASERS

BASE SHELF PROSPECTUS


                                [GRAPHIC OMITTED]
                                HUSKY ENERGY INC.

                                US$1,000,000,000

                                 DEBT SECURITIES

         We may offer for sale from time to time, debt securities up to an aggregate principal amount of US$1,000,000,000 (or the equivalent in other currencies) during the 25 month period that this prospectus, including any amendments hereto, remains effective. Debt securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement.

         We will provide the specific terms of these debt securities and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

                       ----------------------------------

         NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE DEBT SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       ----------------------------------

         WE ARE PERMITTED TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY MAY BE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

         OWNING THE DEBT SECURITIES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

         YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED IN CANADA, ALL OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE NOT RESIDENTS OF THE UNITED STATES, AND MOST OF OUR ASSETS ARE LOCATED IN CANADA.







                 The date of this prospectus is August 11, 2004

                                TABLE OF CONTENTS

                                                                           PAGE

ABOUT THIS PROSPECTUS.......................................................2
WHERE YOU CAN FIND MORE INFORMATION.........................................2
FORWARD-LOOKING STATEMENTS..................................................4
HUSKY ENERGY INC............................................................6
USE OF PROCEEDS.............................................................6
INTEREST COVERAGE...........................................................6
DESCRIPTION OF DEBT SECURITIES..............................................6
RISK FACTORS...............................................................22
CERTAIN INCOME TAX CONSEQUENCES............................................25
PLAN OF DISTRIBUTION.......................................................25
LEGAL MATTERS..............................................................26
EXPERTS....................................................................26
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT......................26


                              ABOUT THIS PROSPECTUS

         In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and references to "US$" are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles which are in effect from time to time, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP you should refer to the Notes to our annual audited consolidated financial statements incorporated by reference into this prospectus. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to "Husky", "we", "us" and "our" mean Husky Energy Inc. and its subsidiaries, partnership interests and joint venture investments.

         This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we have filed with the U.S. Securities and Exchange Commission ("SEC"). Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$1,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file with the securities commissions or similar authorities in each of the provinces of Canada, commissions of authority similar to the SEC, material change, annual and quarterly reports and other information. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference rooms. Our filings since November 2002 are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

         Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the securities commission or similar authority in each of the provinces of Canada allow us to incorporate by reference certain information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the securities commission or similar authority in each of the provinces of Canada under applicable Canadian securities laws and with the SEC.

         The following documents which have been filed with the securities commission or similar authority in each of the provinces of Canada and with the SEC are specifically incorporated by reference in and form an integral part of this prospectus:

         o our audited consolidated financial statements for the year ended December 31, 2003, including the notes thereto and the auditors' report thereon included in our Annual Report to Shareholders;

         o our Annual Information Form dated March 18, 2004 (including Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003, incorporated therein by reference);

         o our Management Information Circular dated March 18, 2004 relating to the annual meeting of our shareholders held on April 22, 2004, excluding those portions thereof which appear under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices" (which portions shall be deemed not to be incorporated by reference in this prospectus); and

         o our unaudited interim financial statements for the six month period ended June 30, 2004 (including Management's Discussion and Analysis of Financial Condition and Results of Operations for that period).

         Any documents of the type referred to above (including all material change reports but excluding confidential material change reports), subsequently filed by us with the securities commission or similar authority in each of the relevant provinces of Canada after the date of this prospectus and prior to the termination of the offering of debt securities shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval which can be accessed at www.sedar.com. In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report filed or furnished by us with the SEC pursuant to
Section 13(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

         A prospectus supplement or prospectus supplements containing the specific variable terms for an issue of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement and only for the purposes of the debt securities issued under that prospectus supplement.

         ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT INCORPORATED, OR DEEMED TO BE INCORPORATED, BY REFERENCE IN THIS PROSPECTUS SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR PURPOSES OF THIS PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS OR IN ANY SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE IN THIS PROSPECTUS MODIFIES OR REPLACES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT WHICH IT MODIFIES OR SUPERSEDES.

         Upon a new Annual Information Form and related annual financial statements and related Management's Discussion and Analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous Annual Information Form, the previous annual financial statements and Management's Discussion and Analysis and all interim financial statements, material change reports and management information circulars filed prior to the commencement of our financial year in which such new Annual Information Form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

         The SEC permits oil and natural gas companies, in their filings with the SEC, to disclose only proved reserves net of royalties and interests of others that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information included in the documents incorporated by reference to describe our reserves, such as "probable" reserve information, is prohibited in filings with the SEC by U.S. companies. For a discussion of this and additional differences between Canadian and U.S. standards of reporting reserves, see "Risk Factors -- We report production and reserve quantities in accordance with Canadian practices which are different from U.S. practices." in this prospectus.

         You may obtain a copy of the documents incorporated by reference in this prospectus and other information mentioned above by writing or calling us at the following address and telephone number:

         Husky Energy Inc.
         707 - 8th Avenue S.W.
         Calgary, Alberta  T2P 1H5
         (403) 298-6068
         Attention: Vice President & Chief Financial Officer

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT AND ON THE OTHER INFORMATION INCLUDED IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE DEBT SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE APPLICABLE PROSPECTUS SUPPLEMENT.

                           FORWARD-LOOKING STATEMENTS

         This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies and which are based on our current expectations, estimates, projections and assumptions and were made by us in light of our experience and our perception of historical trends. All statements that address expectations or projections about the future, including statements about our strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "believes", "projects", "indicates", "could", "vision", "goal", "objective" and similar expressions. Our business is subject to risks and uncertainties, some of which are similar to other energy companies and some of which are unique to us. Our actual results may differ materially from those expressed or implied by our forward-looking statements as a result of known and unknown risks, uncertainties and other factors.

         You are cautioned not to place undue reliance on our forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence our actual results include, but are not limited to:

         o     changes in general economic, market and business conditions;

         o     fluctuations in supply and demand for our products;

         o     fluctuations in commodity prices;

         o     fluctuations in the cost of borrowing;

         o our use of derivative instruments to hedge exposure to changes in commodity prices and fluctuations in interest rates and currency exchange rates;

         o political and economic developments, expropriation, royalty and tax increases, retroactive tax claims and changes to import and export regulations and other foreign laws and policies in the countries in which we operate;

         o     our ability to receive timely regulatory approvals;

         o     the integrity and reliability of our capital assets;

         o     the cumulative impact of other resource development projects;

         o the accuracy of our reserve estimates, production estimates and production levels and our success at exploration and development drilling and related activities;

         o the maintenance of satisfactory relationships with unions, employee associations, joint venturers and partners;

         o competitive actions of other companies, including increased competition from other oil and gas companies or from companies which provide alternative sources of energy;

         o the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

         o actions by governmental authorities including changes in environmental and other regulations;

         o the ability and willingness of parties with whom we have material relationships to fulfill their obligations to us; and

         o the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us.

         We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" included and incorporated by reference in this prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

                                HUSKY ENERGY INC.

         We are a Canadian based integrated energy and energy related company headquartered in Calgary, Alberta. Our registered and principal office is located at 707 - 8th Avenue S.W., Calgary, Alberta, T2P 1H5. Our common shares are listed for trading on the Toronto Stock Exchange under the trading symbol "HSE".

         Our operating activities are divided into three segments. The upstream segment includes the exploration for and the development and production of crude oil and natural gas in western Canada, offshore the east coast of Canada and in certain international areas. The midstream segment includes heavy crude oil upgrading operations, commodity marketing, and infrastructure operations, which include pipeline, processing, storage and cogeneration. The refined products segment includes the refining of crude oil and marketing of refined petroleum products.

                                 USE OF PROCEEDS

         Unless otherwise indicated in an applicable prospectus supplement, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes. We may also use the net proceeds for the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable debt securities.

                                INTEREST COVERAGE

         The following consolidated financial ratios are calculated for the twelve month periods ended December 31, 2003 and June 30, 2004 based on audited, in the case of December 31, 2003, and unaudited, in the case of June 30, 2004, financial information. The financial ratios do not give effect to the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued under this prospectus and their terms are not presently known. The interest coverage ratios set forth below are not indicative of interest coverage ratios for any future periods. The ratios have been calculated based on Canadian GAAP.

                                               DECEMBER 31, 2003   JUNE 30, 2004
Interest coverage ratios on long-term debt:
    Earnings..................................    14.6 times       12.5 times
    Cash flow.................................    20.8 times       22.0 times

         Interest coverage on long-term debt on an earnings basis is equal to earnings before interest expense on long-term debt and income taxes divided by interest expense and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operations before interest expense and current income taxes divided by interest expense and capitalized interest. For purposes of calculating the interest coverage ratios set forth in this prospectus, long-term debt includes the current portion of long-term debt.

         The above interest coverage ratios have been calculated without including the annual carrying charges relating to our issue of 8.90% Capital Securities. If our Capital Securities were classified as long-term debt (as they would be under U.S. GAAP and as they will be under Canadian GAAP commencing January 1, 2005), and the annual carrying charges included in interest expense, our interest coverage ratios would be as follows:

                                                                       DECEMBER 31, 2003     JUNE 30, 2004
Interest coverage ratios on long-term debt and Capital Securities:
    Earnings.........................................................     12.0 times         10.1 times
    Cash flow........................................................     17.1 times         17.9 times

                         DESCRIPTION OF DEBT SECURITIES

         In this section only, "we", "us", "our" or "Husky" refers only to Husky Energy Inc. and not any of its subsidiaries. The following description describes certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

         The debt securities will be issued under an indenture to be entered into between us and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee") (hereinafter referred to as the "Indenture"). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed as an exhibit to the registration statement filed with the SEC. The following is a summary of the Indenture which sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, including the definition of capitalized terms used but not defined under this section, prospective investors should refer to the Indenture. Whenever we refer to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture.

         We may issue debt securities and incur additional indebtedness other than through the offering of debt securities under this prospectus.

GENERAL

         The Indenture does not limit the aggregate principal amount of debt securities which we may issue under the Indenture and does not limit the amount of other indebtedness we may incur. The Indenture provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and U.S. federal income tax considerations applicable to any of the debt securities denominated in a currency other than U.S. dollars will be described in the prospectus supplement relating to any offering of debt securities denominated in a currency other than U.S. dollars. Unless otherwise indicated in a prospectus supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an aggregate principal amount of up to US$1,000,000,000 or the equivalent in another currency. The Indenture also permits us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

         The applicable prospectus supplement will describe the specific terms of the debt securities of any series being offered and may include, but is not limited to, any of the following:

         o the title and the aggregate principal amount of the debt securities;

         o the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the debt securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

         o the rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

         o the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the debt securities;

         o the place or places where the principal of (and premium, if any) and interest, if any, on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

         o each office or agency where the principal of (and premium, if any) and interest, if any, on the debt securities of such series will be payable;

         o the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the debt securities may be redeemed or purchased, in whole or in part, by us;

         o the terms and conditions upon which you may redeem the debt securities prior to maturity and the price or prices at which and the currency or currency unit in which the debt securities are payable;

         o any mandatory or optional redemption or sinking fund or analogous provisions;

         o if other than denominations of US$1,000 and any integral multiple thereof, the denomination or denominations in which any registered debt securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any bearer debt securities of the series shall be issuable;

         o if other than U.S. dollars, the currency or currency unit in which the debt securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such debt securities will be payable;

         o any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities;

         o whether the series of the debt securities are to be registered debt securities, bearer debt securities (with or without coupons) or both;

         o if our debt securities may be issued bearing no interest or at a discount below their stated principal amount, and special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes;

         o whether the debt securities will be issuable in the form of one or more global debt securities and, if so, the identity of the depository for the global debt securities;

         o whether and under what circumstances we will be required to pay any Additional Amounts (defined below under "Additional Amounts") for withholding or deduction for Canadian taxes with respect to the debt securities, and whether we will have the option to redeem the debt securities rather than pay the Additional Amounts;

         o the terms, if any, on which the debt securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

         o if payment of the debt securities will be guaranteed by any other person;

         o the extent and manner, if any, in which payment on or in respect of the debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

         o the percentage or percentages of principal amount at which the debt securities will be issued;

         o     any applicable Canadian and U.S. federal income tax consequences;
               and

         o any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the debt securities including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

         Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of the debt securities the right to tender such debt securities to us for repurchase in the event we should have a change in control.

RANKING

         Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be unsecured obligations and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding and equally with other debt securities issued under the Indenture.

DEBT SECURITIES IN GLOBAL FORM

         Unless otherwise indicated in an applicable prospectus supplement, series of the debt securities will be issued in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

         The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

         Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

         So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

         The laws of some states in the United States may require that certain purchasers of debt securities take physical delivery of such debt securities in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a global security.

         Any payments of principal (and premium, if any) and interest, if any, on global debt securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for the debt securities represented by the global debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with debt securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

         If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of debt securities in definitive form in exchange for a global security representing such series of debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of debt securities represented by a global security and, in such event, will issue a series of debt securities in definitive form in exchange for all of the global debt securities representing the series of debt securities.

DEBT SECURITIES IN DEFINITIVE FORM

         If indicated in a prospectus supplement, the debt securities may be issued in definitive form without coupons or in bearer form with or without coupons, or in both forms. Debt securities in definitive form may be presented for exchange and for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have initially appointed the Trustee as security registrar. Debt securities in bearer form and the coupons appertaining thereto, if any ,will be transferable by delivery.

         Unless otherwise indicated in a prospectus supplement, payment of principal of (and premium, if any) and interest on the debt securities in definitive form will be made at the office or agency of the Trustee, at One Liberty Plaza, 23rd Floor, New York, New York 10006 or at our option we can pay principal and any premium and interest on such debt securities by (1) check mailed or delivered to the address of the person entitled to receive payments appearing in the security register of the Trustee or (2) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of US$1.0 million or more in aggregate principal amount of the debt securities of a particular series.

COVENANTS

LIMITATION ON LIENS

         So long as any debt securities remain outstanding, and subject to all the provisions of the Indenture, Husky will not, and will not permit any Restricted Subsidiary to, create assume or otherwise have outstanding any Security Interest on or over any of its or their respective Property, present or future, securing any Indebtedness, unless at the time thereof or prior thereto the debt securities then outstanding under the Indenture are equally and ratably secured with such Indebtedness; PROVIDED, HOWEVER, that such covenant shall not apply to or operate to prevent the following permitted encumbrances:

         o any Security Interest existing as of the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

         o any Security Interest existing on the property of any person when such person becomes a Restricted Subsidiary, or arising thereafter pursuant to contractual commitments (including under indentures, trust deeds and similar instruments) entered into prior to and not in contemplation of such person becoming a Restricted Subsidiary, or is merged into or amalgamated or consolidated with Husky or a Restricted Subsidiary or such property is otherwise acquired by Husky or a Restricted Subsidiary, provided such Security Interest does not attach to property owned by Husky or a Restricted Subsidiary prior to such merger, amalgamation or consolidation;

         o any Security Interest arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, unitization and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other similar agreements which are customary in the oil and natural gas business, provided in all instances that such Security Interest is limited to the assets that are the subject of the relevant agreement;

         o any Security Interest already existing on property acquired (including by way of lease) by Husky or any Restricted Subsidiaries at the time of such acquisition, provided that such Security Interest was not incurred in anticipation of such acquisition;

         o     any Security Interest in favor of Husky or any Restricted
               Subsidiary;

         o any Security Interest on property securing: (i) all or any portion of the cost of acquisition, exploration, drilling, development, extraction, operation, construction, alteration, repair or improvement of all or any part of such property, (ii) all or any portion of the cost of acquiring, developing, constructing, altering, improving, operating or repairing any property or assets, real or personal, or improvements used or to be used in connection with such properties, whether or not located (or located from time to time) at or on such properties and (iii) Indebtedness incurred by Husky or any Subsidiary to provide funds for the activities set forth in clauses (i) and
               (ii) above or to refinance Indebtedness incurred for such purposes. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to (i) or (ii) above shall include costs incurred for all facilities relating to such properties, or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such properties;

         o any Security Interest in connection with Indebtedness which by its terms is Non-Recourse Debt to Husky or a Subsidiary of Husky;

         o any Security Interest given on Current Assets in the ordinary course of business to any bank or banks or other lending institution or institutions to secure any Indebtedness repayable on demand or maturing, including any right of extension or renewal, within 12 months after the date such obligation is incurred;

         o any Security Interest on any oil and/or gas property or products derived from such property to secure obligations, or guarantees of obligations, incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property;

         o any Security Interest granted in the ordinary course of business in connection with Financial Instrument Obligations;

         o any Security Interest on Indebtedness issued by Husky or any of its Subsidiaries and owed to Husky or any of its Subsidiaries in favor of a trustee or other collateral agent, for the benefit of holders of publicly issued Indebtedness of Husky that is issued in connection with, at the same time and in the same principal amount as such Indebtedness;

         o any Security Interest upon specific items of inventory or other goods and proceeds of Husky or its Restricted Subsidiaries securing Husky's or such Restricted Subsidiary's obligations in respect of bankers' acceptances issued or created for the account of Husky or such Restricted Subsidiary to facilitate the purchase, shipment or storage of such inventory or other goods;

         o any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen's compensation assessments, unemployment insurance or other social security obligations, PROVIDED, HOWEVER, that if any such liens, duties or assessments are then overdue, Husky or the Restricted Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall be entitled to or shall have secured a stay in the enforcement of any such obligations, (ii) any lien for specified taxes and assessments which is overdue but the validity of which is being contested at the time by Husky or the Restricted Subsidiary, as the case may be, in good faith, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting the property of Husky or that of a Restricted Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license or permit and any defects in title to structures or other facilities arising from the fact that such structures or facilities are constructed or installed on lands held by Husky or the Restricted Subsidiary under government permits, leases, licenses or other grants, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations and liens or claims incidental to current construction or operations including but not limited to, builders' mechanics', laborers', materialmen's, warehousemen's carrier's and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit to periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by Husky or a Restricted Subsidiary in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, light and power or telephone conduits, poles, wires and cables) and minor defects, or irregularities of title that, in the opinion of Husky, will not in the aggregate materially and adversely impair the use or value of the land concerned for security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Husky or the Restricted Subsidiary, as the case may be, (ix) any liens and privileges arising out of judgments or awards rendered as claims filed with respect to which Husky or the Restricted Subsidiary, as the case may be, is contesting in good faith, and (x) reservations, limitations, provisos and conditions, if any, expressed in or affecting any grant of real or immovable property or any interest therein;

         o any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Security Interest referred to in the foregoing clauses; PROVIDED, HOWEVER that (i) such new Security Interest shall be limited to all or part of the property which is secured by the Security Interest plus improvements on such property and (ii) the Indebtedness secured by the new Security Interest is not increased from the amount of the Indebtedness then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings; and

         o any Security Interest that would not be permitted by the foregoing clauses (including any successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings thereof), provided that the aggregate Indebtedness outstanding and secured under this clause does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10% of Consolidated Net Tangible Assets.

         Notwithstanding the foregoing, transactions such as: (i) the sale (including any forward sale) or other transfer of oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature; or (ii) the transfer of any other interest in property of the character commonly referred to as "production payment", will not constitute a Security Interest and will not result in Husky or a Restricted Subsidiary being required to secure the debt securities.

CONSOLIDATION, AMALGAMATION, MERGER AND SALE OF ASSETS

         The Indenture includes a covenant to the effect that Husky may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all its properties and assets to any person, unless:

         o the entity formed by or continuing from such consolidation or amalgamation or into which Husky is merged or with which Husky enters into such arrangement or the person which acquires or leases all or substantially all of Husky's properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, arrangement or other transaction would not impair the rights of holders of the debt securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes Husky's obligations under the debt securities and the Indenture to pay Additional Amounts, substituting the name of such successor jurisdiction for Canada in each place that Canada appears in "Additional Amounts", below;

         o the successor entity expressly assumes or assumes by operation of law all of Husky's obligations under the debt securities and under the Indenture; and

         o immediately before and after giving effect to such transaction, no default or event of default shall have happened and be continuing.

         If, as a result of any such transaction, any of Husky's property or any property of any Restricted Subsidiary becomes subject to a Security Interest, then, unless such Security Interest could be created pursuant to the Indenture provisions described under the "LIMITATION ON LIENS" covenant above without equally and ratably securing the debt securities, Husky, simultaneously with or prior to such transaction, will cause the debt securities to be secured equally and ratably with or prior to the Indebtedness secured by such Security Interest.

CERTAIN DEFINITIONS

         Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

         "CAPITAL LEASE OBLIGATION" means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with GAAP.

         "CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets of Husky on a consolidated basis after deducting therefrom:

         o all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

         o all goodwill, trade names, trademarks, patents, unamortized debt discount, and expense and other similar intangibles; and

         o appropriate adjustments on account of minority interests of other persons holding stock of Husky's Subsidiaries;

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Husky and its consolidated Subsidiaries and computed in accordance with GAAP.

         "CURRENT ASSETS" means current assets as determined in accordance with GAAP.

         "FACILITIES" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquifying facilities, flares, stacks and burning towers; flotation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers, generating plants and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

         "FINANCIAL INSTRUMENT OBLIGATIONS" means obligations arising under:

         o interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

         o currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

         o commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

         "GAAP" means generally accepted accounting principles in Canada in which Husky reports its financial statements and which are in effect from time to time, unless Husky's most recent audited or quarterly unaudited financial statements are not prepared in accordance with Canadian generally accepted accounting principles, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

         "INDEBTEDNESS" means, as at the date of determination, all items of indebtedness in respect of any amounts borrowed which, in accordance with GAAP, would be recorded as debt in the consolidated financial statements of any person, including:

         o     any obligation for borrowed money;

         o any obligation evidenced by bonds, debentures, notes, or other similar instruments;

         o     any Capital Lease Obligation;

         o     any payment obligation under Financial Instrument Obligations;
               and

         o any guarantee of Indebtedness of another person (without duplication).

         "ISSUE DATE" means the date that any series of debt securities is first issued.

         "NON-RECOURSE DEBT" means Indebtedness to finance the creation, development, construction or acquisition of assets and any increases in or extension, renewals or refundings of such Indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such Indebtedness is limited in all circumstances to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the assets created, developed, constructed or acquired and to which such lender has recourse.

         "PROPERTY" means all property owned by Husky or a Restricted Subsidiary, except such property which is determined by a resolution of our board of directors delivered to the Trustee, not to be property of material importance to the total business conducted by us and our Restricted Subsidiaries.

         "RESTRICTED SUBSIDIARY" means a Subsidiary of Husky, provided, however, such term shall not include any Subsidiary of Husky if the amount of Husky's share of the consolidated net tangible assets of such Subsidiary does not, at the time of determination, exceed 2% of Consolidated Net Tangible Assets.

         "SECURITY INTEREST" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest in respect of a lease which is not a Capital Lease Obligation or any encumbrance that may be deemed to arise solely as a result of entering into an agreement not in violation of the terms of the Indenture to sell or otherwise transfer assets or property.

         "SHAREHOLDERS' EQUITY" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of Husky as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Husky and computed in accordance with GAAP.

         "SUBSIDIARY" of any person means, at the date of determination, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

         "VOTING SHARES" means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

ADDITIONAL AMOUNTS

         Unless otherwise specified in a prospectus supplement, all payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

         o with which we do not deal at arm's length (within the meaning of the INCOME TAX ACT (Canada)) at the time of making such payment;

         o which is subject to such Canadian Taxes by reason of the holder of the debt securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder;

         o which is subject to such Canadian Taxes by reason of the holder of the debt securities failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

         o which is subject to such Canadian Taxes by reason of the legal nature of the beneficial owner of the debt securities disentitling such beneficial owner to the benefit of an applicable treaty;

         o which failed to duly and timely comply with a timely request by us to provide information, documents, certification or other evidence concerning such beneficial owner's nationality, residence, entitlement to treaty benefits, identity or connection with Canada or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Canadian Taxes as to which Additional Amounts would have otherwise been payable to a debt securities holder on behalf of such beneficial owner but for this clause; or

         o which is a fiduciary or partnership, if and to the extent that, any beneficiary or settlor of such fiduciary or any partner in such partnership (as the case may be) would not have been entitled to receive Additional Amounts with respect to such payment if such beneficiary, settlor or partner had been the holder of the debt securities.

         We will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

         We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

         In the event we fail to remit any Canadian Taxes in respect of which Additional Amounts are payable, we will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

         o any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

         o any liability (including expenses) arising therefrom or with respect thereto; and

         o any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder's net income.

         Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

TAX REDEMPTION

         Unless otherwise specified in a prospectus supplement, a series of debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor's jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under "Description of Debt Securities - Additional Amounts", or (ii) on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor's jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of Canadian legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

         In the event that we elect to redeem a series of the debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the debt securities pursuant to their terms.

         Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

PROVISION OF FINANCIAL INFORMATION

         We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not remain subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

         o within the time periods required for the filing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

         o within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC will be prepared in accordance with Canadian disclosure requirements and GAAP provided, however, that we shall not be obligated to file such reports with the SEC if the SEC does not permit such filings.

EVENTS OF DEFAULT

         The following are summaries of events with respect to any series of our debt securities which will constitute an event of default with respect to the debt securities of that series:

         o default in the payment of the principal of (or premium, if any, on) any debt security of that series when it becomes due and payable;

         o default in the payment of any interest on any debt security of that series, when it becomes due and payable, and continuance of such default for a period of 30 days;

         o default in the performance, or breach, of any covenant or warranty in the Indenture in respect of the debt securities of that series, and continuance of such default or breach for a period of 60 days after written notice has been given to us by the Trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

         o if an event of default (as defined in any indenture or instrument under which we or any Subsidiary have at the time of the Indenture or shall thereafter have outstanding any Indebtedness) shall happen and be continuing, or we or any Subsidiary shall have failed to pay principal amounts with respect to such Indebtedness at maturity (whether or not constituting an event of default) and such event of default or failure to pay shall result in such Indebtedness being declared due and payable and become accelerated, in either event so that an amount in excess of the greater of US$75,000,000 and 2.5% of our Shareholders' Equity shall be or become due and payable and become accelerated upon such declaration or prior to the date on which the same would otherwise have become due and payable and become accelerated (the "Accelerated Indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Accelerated Indebtedness, then (i) if the Accelerated Indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such Indebtedness has been accelerated, or (ii) if the Accelerated Indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the conditions set out in any such indenture or instrument, then (A) if such Accelerated Indebtedness is, by its terms, Non-Recourse Debt to us or a Subsidiary, it shall not be considered an event of default for purposes of the Indenture; or (B) if such Accelerated Indebtedness is recourse to us or a Subsidiary, any requirement for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

         o the taking or entering against us or any of our Subsidiaries of a judgment or decree for the payment of money in excess of the greater of US$75,000,000 and 2.5% of the Shareholders' Equity in the aggregate, if we or such Subsidiary, as applicable, fail to file an appeal therefrom within the applicable appeal period or, if we or such Subsidiary, as applicable, file an appeal therefrom within such period, such judgment or decree is not, and does not remain either vacated, discharged or stayed within a period of 60 days from the date of such appeal or the end of the applicable appeal period;

         o certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process have occurred with respect to us; or

         o any other events of default provided with respect to debt securities of that series.

         If an event of default occurs and is continuing with respect to debt securities of any series, unless the principal of all of the debt securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in principal amount of the outstanding debt securities of that series, declare the principal of (and premium, if any, on) all the outstanding debt securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be immediately due and payable.

         Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement.

         Reference is made to the prospectus supplement relating to each series of the debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount debt securities upon the occurrence of any event of default and the continuation thereof.

         Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

         No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

         o such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

         o the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

         o the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

         However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

         The Indenture requires that we will annually furnish to the Trustee a statement by one of either of our Chief Executive Officer, Chief Financial Officer or other senior accounting or financial officers as to whether or not Husky, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.

DEFEASANCE

         Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government debt securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest on the outstanding debt securities of such series (hereinafter referred to as a "Defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

         o we have delivered to the Trustee an opinion of counsel in the United States stating that (i) Husky has received from, or there has been published by, the Internal Revenue Service a ruling, or
               (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

         o we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

         o we are not an "insolvent person" within the meaning of the BANKRUPTCY AND INSOLVENCY ACT (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

         o no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit.

         We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

         The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the "Limitation on Liens" and "Consolidation, Amalgamation, Merger and Sale of Assets" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and its outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or government debt securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities (hereinafter referred to as "Covenant Defeasance"). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

         o we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

         o we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

         o we are not an "insolvent person" within the meaning of the BANKRUPTCY AND INSOLVENCY ACT (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

         o no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit.

MODIFICATION AND WAIVER

         Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

         o change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

         o reduce the principal amount of, or the premium, if any, or interest rate, if any, on any debt security;

         o     change the place of payment;

         o change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

         o impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

         o reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture provisions or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

         o modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

         The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series.

         The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such debt securities.

RESIGNATION OF TRUSTEE

         The Trustee may resign or be removed with respect to one or more series of the debt securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

CONSENT TO JURISDICTION AND SERVICE

         Under the Indenture, we irrevocably appoint CT Corporation System, 111
- 8th Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the Borough of Manhattan in The City of New York, and we irrevocably submit to the non-exclusive jurisdiction of such courts.

GOVERNING LAW

         Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

ENFORCEABILITY OF JUDGEMENTS

         We are incorporated and governed by the laws of Alberta, Canada. Substantially all of our assets are located outside the United States and all of our directors and officers are not residents of the United States. Any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

         We have been informed by Borden Ladner Gervais LLP, our Canadian counsel, that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment IN personam of any federal or state court located in the State of New York (a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforcement of the Indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta or contrary to any order made by the Attorney General of Canada under the FOREIGN EXTRATERRITORIAL MEASURES ACT (Canada) or by the Competition Tribunal under the COMPETITION ACT (Canada);
(iii) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta; (iv) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta; (v) interest payable on the debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of Section 347 of the CRIMINAL CODE (Canada); and (vi) the action to enforce such judgment is commenced within the appropriate limitation period, except that any court in the Province of Alberta may only give judgment in Canadian dollars.

         In the opinion of such counsel, there are no reasons under present laws of the Province of Alberta for avoiding recognition of such judgments of New York Courts under the Indenture or on the debt securities based upon public policy. However, we have been advised by such counsel that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

                                  RISK FACTORS

         You should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities. If any event arising from these risks occurs, our financial condition and results of operations could be materially adversely affected.

THE VOLATILITY OF CRUDE OIL AND NATURAL GAS PRICES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         We are substantially dependent on the prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on our financial condition and results of operations, as well as the value and amount of our reserves. Crude oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the foreign supply of crude oil, the price of foreign imports, foreign exchange rate fluctuations, the availability of alternate fuel sources and weather conditions. Natural gas prices realized by us are affected primarily by North American supply and demand, weather conditions and by prices of alternate sources of energy. All of these factors are beyond our control. Any substantial or extended decline in the prices of crude oil and natural gas could result in a delay or cancellation of existing or future drilling, development or construction programs or curtailment in production at some properties or result in unutilized long-term transportation commitments, all of which could have a material adverse effect on our financial condition and results of operations.

         In addition, our financial condition and results of operations are also affected by the price of refinery feedstock, the demand for our pipeline transportation capacity and the demand for refined petroleum products. The margins we realize for refined products are affected by crude oil price fluctuations, which affect refinery feedstock costs, and third party refined product purchases. Our ability to maintain product margins in an environment of higher feedstock costs is contingent upon our ability to pass higher costs on to our customers. The profitability of our upgrading operations is dependent upon the revenue from the synthetic crude oil produced exceeding the costs of the blended heavy oil feedstock and the related operating costs. An increase in the price of blended heavy crude oil feedstock which is not accompanied by an equivalent increase in the price of synthetic crude oil would reduce the profitability of our upgrading operations.

IF WE FAIL TO ACQUIRE OR FIND ADDITIONAL CRUDE OIL AND NATURAL GAS RESERVES, OUR RESERVES AND PRODUCTION WILL DECLINE FROM THEIR CURRENT LEVELS.

         Our future oil and natural gas reserves and production, and therefore our cash flows, are highly dependent upon our success in exploiting our current reserve base and acquiring or discovering additional reserves. Without additions to our reserves through exploration, acquisition or development activities, our reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent our cash flows from operations are insufficient to fund our capital expenditures and external sources of capital become limited or unavailable, our ability to make the necessary capital investments and to maintain and expand our oil and gas reserves could be materially adversely affected. In addition, we may be unable to find and develop or acquire additional reserves to replace our oil and natural gas production at acceptable costs.

OUR CRUDE OIL AND NATURAL GAS RESERVE DATA AND FUTURE NET REVENUE ESTIMATES ARE UNCERTAIN.

         There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. The reserve information incorporated by reference in this prospectus are our estimates. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flow therefrom are based upon a number of facts and assumptions made as of the date on which the reserve estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, taxes and development, abandonment and operating expenditures with respect to our reserves will likely vary from such estimates, and such variances could have a material adverse effect on our financial condition or results of operations.

         Estimates with respect to reserves that may be developed and produced in the future are often based on volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations in the estimated reserves, and such variations could have a material adverse effect on our financial condition or results of operations.

WE DO NOT OPERATE ALL OF OUR PROPERTIES AND ASSETS.

         Other companies operate some of the assets in which we have interests. As a result, we have limited ability to exercise influence over operations of these assets or their associated costs. Our dependence on the operator and other working interest owners for these properties and our limited ability to influence operations and associated costs could materially adversely affect our financial condition or results of operations. The success and timing of our activities on assets operated by others therefore will depend upon a number of factors that are outside of our control, including:

         o     timing and amount of capital expenditures;

         o     the operator's expertise and financial resources;

         o     approval of other participants;

         o     selection of technology; and

         o     risk management practices.

OUR BUSINESS IS SUBJECT TO ENVIRONMENTAL LEGISLATION IN ALL JURISDICTIONS IN WHICH IT OPERATES AND ANY CHANGES IN SUCH LEGISLATION COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

         All phases of the crude oil and natural gas business are subject to environmental regulation pursuant to a variety of Canadian, U.S. and other federal, provincial, territorial, state and municipal laws and regulations, as well as international conventions (collectively, "environmental legislation").

         Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that wells, facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties, and failure to comply with environmental legislation may result in the imposition of fines and penalties. Although it is not expected that the costs of complying with environmental legislation will have a material adverse effect on our financial condition or results of operations, no assurance can be given that the costs of complying with environmental legislation in the future will not have such an effect.

         Further changes in environmental legislation could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition or results of operations.

         In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol (the "Protocol") which requires, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gases. In December 2002, the Canadian federal government ratified the Protocol. If certain conditions are met and the Protocol enters into force internationally, Canada will be required to reduce its greenhouse gas (GHG) emissions. Currently the upstream crude oil and natural gas sector is in discussions with various provincial and federal levels of government regarding the development of greenhouse gas regulations for the industry. It is premature to predict what impact these potential regulations could have on our sector but it is possible that we would face increases in operating costs in order to comply with a GHG emissions target.

OUR OPERATIONS ARE SUBJECT TO THE RISK OF BUSINESS INTERRUPTION AND CASUALTY LOSSES.

         Our business is subject to all of the operating risks normally associated with the exploration for and production of crude oil and natural gas and the operation of midstream facilities. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and crude oil spills, any of which could cause personal injury, result in damage to, or destruction of, crude oil and natural gas wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. In addition, all of our operations are subject to all of the risks normally incident to the transportation, processing and storing of crude oil, natural gas and other related products, drilling of crude oil and natural gas wells, and the operation and development of crude oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, equipment failures and other accidents, sour gas, releases, uncontrollable flows of crude oil, natural gas or well fluids, adverse weather conditions, pollution and other environmental risks.

         The occurrence of a significant event against which we are not fully insured could have a material adverse effect on our financial condition or results of operations.

WE REPORT PRODUCTION AND RESERVE QUANTITIES IN ACCORDANCE WITH CANADIAN PRACTICES WHICH ARE DIFFERENT FROM U.S. PRACTICES.

         We report production and reserve quantities in accordance with Canadian practices. These practices are different from the practices used to report production and estimate reserves in reports and other materials filed with the SEC by United States companies. The primary differences are summarized below:

         o we follow the Canadian practice of reporting gross production and reserve volumes, which are prior to the deduction of royalties and similar payments. In the United States, production and reserve volumes are reported after deducting these amounts; and

         o we include in our filings made with Canadian securities authorities, including certain of the documents incorporated in this prospectus, estimates of probable reserves. The SEC prohibits the inclusion of estimates of probable reserves in filings made with the SEC.

         As a consequence, our production volumes and reserve estimates may not be comparable to those made by United States companies subject to SEC reporting and disclosure requirements.

                         CERTAIN INCOME TAX CONSEQUENCES

         The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any debt securities offered thereunder, including whether the payments of principal of, premium, if any, and interest on the debt securities will be subject to Canadian non-resident withholding tax.

         The applicable prospectus supplement will also describe certain material United States federal income tax consequences of the acquisition, ownership and disposition of any debt securities offered under this prospectus by an initial investor who is a United States Holder (as defined in such prospectus supplement).

                              PLAN OF DISTRIBUTION

         We may sell debt securities to or through underwriters or dealers and may also sell debt securities directly to purchasers or through agents.

         The applicable prospectus supplement will also set forth the terms of the offering relating to the particular debt securities, including to the extent applicable, the name or names of any underwriters or agents, the initial public offering price, our proceeds from the offering, the underwriting discounts or commissions, and any other discounts, commissions or concessions to be allowed or reallowed to dealers. Any initial public offering price and any underwriting discounts, commissions or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         The distribution of debt securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

         In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting commissions under the U.S. Securities Act of 1933 (the "Securities Act").

         If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

         Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

         Each series of debt securities will be a new issue of debt securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

                                  LEGAL MATTERS

         Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law will be passed upon for us by Borden Ladner Gervais LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

         The partners and associates of Borden Ladner Gervais LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as a group beneficially own, directly or indirectly, less than 1% of our securities of any class.

                                     EXPERTS

         The audited consolidated financial statements incorporated in this prospectus have been so incorporated in reliance on the report of KPMG LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting.

         Certain information relating to our reserves incorporated by reference in this prospectus has been calculated by us and audited and opined upon by McDaniel and Associates Consultants Ltd. ("McDaniel"), independent petroleum engineering consultants retained by us, and has been so included in reliance on the opinion and analysis of McDaniel, given upon the authority of said firm as experts in reserve engineering. The partners of McDaniel as a group beneficially own, directly or indirectly, less than 1% of our securities of any class.

             DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

         The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

         o the documents listed in the third paragraph under "Where You Can Find More Information" in this prospectus;

         o     the consent of our accountants KPMG LLP;

         o     the consent of our counsel Borden Ladner Gervais LLP;

         o the consent of independent petroleum consultant McDaniel and Associates Consultants Ltd.;

         o     powers of attorney from directors and officers of Husky Energy
               Inc.;

         o     the form of indenture relating to the debt securities; and

         o     statement of eligibility of the trustee on Form T-1.

                                     PART II

                    INFORMATION NOT REQUIRED TO BE DELIVERED
                            TO OFFEREES OR PURCHASERS

INDEMNIFICATION

         Under the BUSINESS CORPORATIONS ACT (Alberta) (the "ABCA"), Husky Energy Inc. (the "Registrant") may indemnify a present or former director or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Registrant or that body corporate, if the director or officer acted honestly and in good faith with a view to the best interests of the Registrant, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from the Registrant as a matter of right if he or she was substantially successful on the merits, fulfilled the conditions set forth above, and is fairly and reasonably entitled to indemnity.

         Section 6.02 of the Registrant's By-Law No. 1 provides for the indemnification of directors and officers of the Registrant. Under this provision, the Registrant will indemnify a director or officer, or former director or officer or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor and the heirs and legal representatives of such a person against all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgement, reasonably incurred by such director or officer in respect to any civil, criminal or administrative action or proceeding (other than in respect of an action by or on behalf of the Registrant to procure a judgment in its favour) to which such director or officer, former director or officer or person who acts or acted at the Registrant's request as a director or officer is made a party by reason of his position with the Registrant, if he fulfills the following two conditions: (a) he acted honestly and in good faith with a view to the best interests of the Registrant and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

         A directors' and officers' liability insurance policy is maintained by the Registrant which insures directors and officers for losses as a result of claims based upon the acts or omissions as directors and officers of the Registrant, including liabilities arising under the Securities Act, and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the By-Laws of the Registrant.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                    EXHIBITS

EXHIBIT
NUMBER        DESCRIPTION
------        -----------

4.1* The Annual Information Form of the Registrant dated March 18, 2004, including Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003, incorporated therein by reference (filed with the Securities and Exchange Commission on Form 40-F on March 18,
              2004).

4.2* The Management Information Circular dated March 18, 2004 relating to the annual meeting of Registrant's shareholders held on April 22, 2004, excluding those portions thereof which appear under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices" (which portions are deemed not to be incorporated by reference in this Registration Statement on Form F-9) (filed with the Securities and Exchange Commission on Form 6-K on March 18, 2004).

4.3* The audited consolidated financial statements for the year ended December 31, 2003, including the notes thereto and the auditors' report thereon included in the Annual Report to Shareholders (filed with the Securities and Exchange Commission on Form 40-F on March 18, 2004).

4.4* The unaudited interim financial statements for the six month period ended June 30, 2004, including Management's Discussion and Analysis of Financial Condition and Results of Operations for that period (filed with the Securities and Exchange Commission on Form 6-K on July 22, 2004).

5.1           Consent of KPMG LLP.

5.2           Consent of Borden Ladner Gervais LLP.

5.3           Consent of McDaniel and Associates Consultants Ltd.

6.1*          Powers of Attorney.

7.1*          Form of Indenture.

7.2*          Statement of Eligibility of the Trustee on Form T-1.

* Previously filed.

                                    PART III

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

ITEM 1.  UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

ITEM 2.  CONSENT TO SERVICE OF PROCESS

         Concurrent with the filing of this Registration Statement, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

         Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.





                                     III-1

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9/A and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on August 11, 2004.

                                       HUSKY ENERGY INC.


                                       By: /s/ J.D. Girgulis
                                           --------------------------------
                                           Name:  J.D. Girgulis
                                           Title: Vice President, Legal &
                                                  Corporate Secretary





         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURE                         CAPACITY                             DATE
---------                         --------                             ----

             *
-----------------------------     President & Chief Executive    August 11, 2004
John C.S. Lau                     Officer and Director
                                  (principal executive
                                  officer)

             *
-----------------------------     Vice President & Chief         August 11, 2004
Neil D. McGee                     Financial Officer
                                  (principal financial
                                  officer and principal
                                  accounting officer)

             *
-----------------------------     Co-Chairman and Director       August 11, 2004
Victor T.K. Li


             *
-----------------------------     Co-Chairman and Director       August 11, 2004
Canning K.N. Fok


             *
-----------------------------     Director                       August 11, 2004
Martin J.G. Glynn




                                      III-2

SIGNATURE                         CAPACITY                       DATE
---------                         --------                       ----

             *
-----------------------------     Director                       August 11, 2004
R. Donald Fullerton


             *
-----------------------------     Director                       August 11, 2004
Terence C.Y. Hui


             *
-----------------------------     Director                       August 11, 2004
Brent D. Kinney


             *
-----------------------------     Director                       August 11, 2004
Holger Kluge


             *
-----------------------------     Director                       August 11, 2004
Poh Chan Koh


             *
-----------------------------     Director                       August 11, 2004
Eva L. Kwok


             *
-----------------------------     Director                       August 11, 2004
Stanley T.L. Kwok


             *
-----------------------------     Director                       August 11, 2004
Frank J. Sixt


             *
-----------------------------     Director                       August 11, 2004
Wayne E. Shaw


             *
-----------------------------     Deputy Chairman and Director   August 11, 2004
William Shurniak



*By:  /s/ James D. Girgulis
      ----------------------
      James D. Girgulis
      Attorney-in-fact
      August 11, 2004



                                     III-3

                            AUTHORIZED REPRESENTATIVE

         Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Husky Energy Inc. in the United States, on August 11, 2004.

                                  HUSKY (U.S.A.), INC.


                                  By: /s/ J.M. D'Aguiar
                                      -------------------------------
                                      Name:  J.M. D'Aguiar
                                      Title: Treasurer


                                  By: /s/ J.D. Girgulis
                                      -------------------------------
                                      Name:  J.D. Girgulis
                                      Title: Secretary



                                     III-4

                                  EXHIBIT INDEX

EXHIBIT
NUMBER        DESCRIPTION
------        -----------

4.1* The Annual Information Form of the Registrant dated March 18, 2004, including Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003, incorporated therein by reference (filed with the Securities and Exchange Commission on Form 40-F on March 18,
              2004).

4.2* The Management Information Circular dated March 18, 2004 relating to the annual meeting of Registrant's shareholders held on April 22, 2004, excluding those portions thereof which appear under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices" (which portions are deemed not to be incorporated by reference in this Registration Statement on Form F-9) (filed with the Securities and Exchange Commission on Form 6-K on March 18, 2004).

4.3* The audited consolidated financial statements for the year ended December 31, 2003, including the notes thereto and the auditors' report thereon included in the Annual Report to Shareholders (filed with the Securities and Exchange Commission on Form 40-F on March 18, 2004).

4.4* The unaudited interim financial statements for the six month period ended June 30, 2004, including Management's Discussion and Analysis of Financial Condition and Results of Operations for that period (filed with the Securities and Exchange Commission on Form 6-K on July 22, 2004).

5.1           Consent of KPMG LLP.

5.2           Consent of Borden Ladner Gervais LLP.

5.3           Consent of McDaniel and Associates Consultants Ltd.

6.1*          Powers of Attorney

7.1*          Form of Indenture.

7.2*          Statement of Eligibility of the Trustee on Form T-1.



* Previously filed.